

Mail Stop 3030

April 27, 2009

<u>Via U.S. Mail and Fax (224) 521-8557</u>

Dennis J. Letham
Executive Vice President – Finance and Chief Financial Officer
Anixter International Inc.
2301 Patriot Blvd.
Glenview, Illinois 60026

> **Re:** **Anixter International Inc.**
> **Form 10-K for the fiscal year ended January 2, 2009**
> **Filed February 27, 2009**
> **File No. 001-10212**

Dear Mr. Letham:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended January 2, 2009

General

1.   We note from disclosure on pages 1, 3, 22, 25 and 28 that you conduct operations
        in the Middle East and Latin America. Iran, Syria and Sudan, countries generally
        understood to be included in references to the Middle East, and Cuba,
        alternatively viewed as encompassed by references to the Caribbean or to Latin
        America, are identified by the State Department as state sponsors of terrorism,
        and are subject to U.S. economic sanctions and export controls. We note that your
        Form 10-K does not include disclosure regarding contacts with, Cuba, Iran, Sudan
        and Syria. Please describe to us the nature and extent of your past, current, and
        anticipated contacts with the referenced countries, if any, whether through
        subsidiaries, resellers, retailers, distributors, or other direct or indirect
        arrangements. Your response should describe any products, equipment,
        components, technology, and services you have provided to those countries and
        any agreements, commercial arrangements, or other contracts you have had with
        the governments of those countries or entities controlled by those governments.

Legal Proceedings, page 6

2.   Please tell us which countries and/or prohibited parties your foreign subsidiaries
        may have re-exported goods to in violation of U.S. export control laws.

Definitive Proxy Statement Incorporated by Reference

Compensation Discussion and Analysis, page 8

Annual Incentive Awards, page 10

3.   In future filings please discuss the process and criteria used in determining the
        annual budgeted operating earnings and return on tangible capital targets used to
        determine compensation.

4.   In future filings please explain the "multipliers applied to their target incentive opportunity" as discussed at page 12. For example, as to 2008 awards, apparently no incentives were paid on the "operating earnings" and "return on tangible capital" criteria, as noted in the table on page 12. As a result, all of the awards listed under bonus and non-equity incentive plans apparently were paid under the "individual objectives" criterion. It is unclear how the amounts paid under this criterion were calculated, and how the "multiplier" was determined and applied.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

5.   We see the general statements about non-GAAP measures in the paragraph directly above the heading "Acquisition of Businesses." In future filings please identify each non-GAAP measure disclosed in MD&A. Please also disclose how each measure provides useful information to investors in explaining "organic growth trends of the Company on a comparable basis."

Results of Operations, page 19

6.   The discussion of the results of operations includes various non-GAAP financial measures that exclude certain financial statement items. The 2008 items, that you collectively refer to as the "2008 Unusual Items," include charges for stock-based compensation, provisions for bad debts, severance and facility impairment charges, inventory lower of cost or market adjustments, foreign exchange losses, adjustments to the cash surrender value of life insurance and components of the provision for income taxes. Tell us why it is appropriate to present non-GAAP operating measures excluding the items identified in your disclosure. In that regard, tell us how the measures are appropriate under Item 10(e)(1)(ii)(B) of Regulation S-K. Under that guidance, you should not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. While we see that some of the items may be more significant than normal as a result of current economic conditions, it is not clear that you do not realize similar charges and gains on a regular basis. Your response should address each of the excluded items.

7.   As a related matter, please also tell us how the disclosures about the various non-GAAP financial measures presented in the discussion of results of operations consider the guidance from questions 8 and 9 of the document "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."   Under that guidance, while there is no *per se* prohibition against removing a recurring item,

companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Please be specific.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or Peggy Fisher at (202) 551-3805 with any other questions. You may also contact me at (202) 551-3676.

Sincerely,

Brian Cascio
Accounting Branch Chief